
June 29, 2022

Rohan Ajila
Chief Executive Officer
Global Consumer Acquisition Corp
1926 Rand Ridge Court
Marietta, GA, 30062

> **Re: Global Consumer Acquisition Corp**
> **Amendment No. 3 to Preliminary Proxy on Schedule 14A**
> **Filed May June 13, 2022**
> **File No. 001-40468**

Dear Mr. Ajila:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A filed June 13, 2022

Summary of this Proxy Statement, page 17

1. Please provide updated disclosures related to GACQ and GP Global given your inclusion of updated financial statements in the filing.

Unaudited Pro Forma Condensed Combined Financial Information, page 86

2. We note your response to prior comment 1; however, based on disclosures that Mr. Pai is the controlling member of the Sponsor and owns 100% of the equity of GP Global, please more fully explain to us how you determined the combination between GACQ and GP Global under the maximum redemption scenario should not be accounted for as entities under common control.

3. Refer to page 86. Please update the disclosures related to GP Global to disclose the actual

historical financial statements included in the filing.

4. Refer to pages 89 and 94. We note under the maximum redemption scenarios in both pro forma balance sheets you reflect negative cash balances of $(72) million and $(74) million as of 3/31/22. We also note disclosures in Note 4(L) and Note 7(I) indicate if cash shortfalls occur you will offer the Luminex Seller, in lieu of cash, a promissory note and/or shares to make up the shortfall. Based on your disclosures, it is not clear what, if any, negotiations you have had with the Luminex Seller regarding your intentions or whether they have agreed to receive debt and/or shares in lieu of cash. Please be advised the purpose of pro forma financial statements is to provide investors with sufficient information about the impact of probable transactions to allow them to make informed decisions. In this regard, it is not clear how you determined it is appropriate to present negative cash balances in the pro forma financial statements since it does not reflect outcomes that can occur. Please revise the pro forma financial statements to comply with Article 11 of Regulation S-X or explain to us how and why you believe the current presentation is meaningful or appropriate.

5. Refer to pages 94 and 95. Please address the following:
    • correct the footnote reference to cash from F to E in the pro forma adjustments assuming minimum redemption column;
    • correct the balance of other non-current liabilities in the pro forma combined assuming maximum redemption column; and
    • correct the subtotals related to total shareholders' equity (deficit) and total liabilities, temporary equity and shareholders' deficit in the pro forma adjustments assuming minimum redemption column since the current totals do not foot, do not cross-foot, and do not correspond to the amount of adjustments to total assets.

6. Refer to page 96. It appears the numbers of shares used to compute pro forma earnings per share under both the minimum and maximum redemption scenarios for the transaction between GACQ and Luminex should be consistent with the numbers of shares used on page 97 and disclosed in Note 10. Please advise or revise.

7. Refer to the disclosures in Note 3 on page 101. Please present amounts rounded to thousands to be consistent with other disclosures in the pro forma financial statements. This comment is also applicable to disclosures in the pro forma footnotes.

8. Refer to Note 4(E) on page 103 and Note 7(E) on page 107. We note the material difference between the cash purchase price for Luminex in this amendment relative to the prior amendment. Based on disclosures regarding the purchase price of Luminex and the amount of debt to be assumed in the acquisition, exclusive of lease liabilities, it is not clear how you determined the current pro forma adjustments to cash and the related purchase price allocations provided in Note 4(F) and Note 7(F) are accurate. Please explain why you believe the current pro forma adjustment amounts are appropriate or revise them, and the related purchase price allocations, to accurately reflect the purchase

price for Luminex.

9.   Refer to note 4(G) on page 104. We note your disclosure that the pro forma financial statements now reflect the issuance of 10.5 million shares for the stock purchase of GP Global is not consistent with the disclosure in Note 10 and not consistent with other disclosures throughout the filing that indicate 8.6 million shares will be issued to acquire GP Global. Please correct and consistently disclose the number of shares to be issued to acquire GP Global throughout the filing.

10.   Refer to Note 5(AA) on page 105 and Note 8(AA) on page 108. Since your pro forma statements of operations are required to reflect the transactions is if they occurred on 1/1/21, it is not clear why pro forma adjustments for transaction costs are included in the pro forma statements of operations on pages 91 and 96 for the period ended 3/31/22. Please clarify or revise. It is also not clear how the pro forma adjustment amounts for Note 6(AA) and Note 9(AA) were determined or how they correspond to the amounts presented in the notes they are cross-referenced to. It appears the transaction costs recorded in the pro forma statements of operations for the year ended 12/31/21 on pages 93 and 97 should be the total amounts of expenses not yet incurred disclosed in the cross-referenced notes rather than the adjustments to cash. Please clarify or revise.

11.   Refer to Note 5(CC) and Note 5(DD) on page 105. Please ensure all intangible asset amounts and related amortization expense calculations disclosed in each note correspond with the related amounts disclosed in Note 4(F) and Note 4(H). This comment is also applicable to the disclosures in Note 6(CC) and Note 6(DD) relative to the amounts disclosed in Note 4(F) and Note 4(H) and the amounts disclosed in Note 8(CC) and Note 9(CC) relative to the amounts disclosed in Note 7(F).

Proposed Financing Transactions in Connection with the Business Combination, page 112

12.   Please revise the disclosures you provided related to proposed financing transactions to explain and quantify the potential impact each proposed financing would have on the combined company.

Consolidated Financial Statements - GP Global

Report of Independent Registered Public Accounting Firm, page F-74

13.   We note you provided updated audited financial statements to comply with prior comment 8; however, we also note the current audit report is not signed. Please have the auditor provide a revised signed audit report as required by Rule 2-02(a)(2) of Regulation S-X.

General

14.   Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply

chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

15.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

16.	If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

17.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
- suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
- experience labor shortages that impact your business;
- experience cybersecurity attacks in your supply chain;
- experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to "de-globalize" your supply chain.

	Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

18.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

19.	Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

20. Please tell us where in your disclosure the five-year financial model appears, as discussed in your response to prior comment 10. In this regard, your disclosure on page 152 indicates that management prepared the projections, whereas your revisions in response to prior comment 10 indicate Whitewater may have prepared those materials. Please also revise to discuss the "detailed analysis to support the numbers in the summary and extracts that included a revenue analysis, a gross margin analysis, an EBITDA margin analysis, an inventory & working capital analysis and a financial ratios analysis," as mentioned on page 131. Explain clearly and directly whether and, if so, how, the board used these materials and the five-year financial model in reaching its conclusion to enter into the business combinations.

21. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

22. Please identify each prospective counterparty to each financing arrangement added to your disclosure in this amendment.

23. We note your revisions in response to prior comment 11. Please clarify how, notwithstanding the changes you describe, the Board determined that the opinion remains valid. Include any material analysis the board conducted that underlies its determination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mitchell Nussbaum